GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") RIDER
Greater of [6%] Rollup to Age [85] GMDB or Annual Ratchet to Age [85] GMDB

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

I. This Rider's Benefit

The terms of this rider add to the Contract a Guaranteed Minimum Death Benefit (GMDB) as described below. The GMDB under the Contract will be the greater of the [6%] Roll Up to Age [85] GMDB or the Annual Ratchet to Age [85] GMDB. The rider describes the computation of the [6%] Roll Up to Age [85] GMDB and the Annual Ratchet to Age [85] GMDB, the cost of this rider and how this rider may terminate.

On the Contract Date, your [6%] Roll Up to Age [85] GMDB and Annual Ratchet to age [85] GMDB are both equal to your initial Contribution [plus any Credit]. Thereafter, the GMDB is the greater of the [6%] Roll Up to Age [85] GMDB or the Annual Ratchet to Age [85] GMDB.

For Contracts with Joint Owners, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the older Joint Owner. Also, any Optional Reset provision which is limited to the Owner's age [75] will instead be limited to age [75] of the older Joint Owner.

For Contracts with non-natural Owners, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the Annuitant. Also, any Optional Reset provision which is limited to the Owner's age [75] will instead be limited to age [75] of the Annuitant.

II. [6%] Roll Up to Age [85] GMDB

For the [6%] Roll Up to Age [85] GMDB, the GMDB is credited each day with interest at an annual effective rate of [6%] ([3%] for amounts in the [EQ/ Money Market Fund, EQ/Alliance Intermediate Government Securities, EQ/Short Duration, Guaranteed Interest Option, the Fixed Maturity Options, [and the loan reserve for the TSA market]]) through the Contract Date Anniversary following the Owner's [85th] birthday (or the Owner's death, if earlier), and 0% thereafter. ***For Accumulator Core and Elite only*** [The GMDB interest rate applicable during the period selected for the Special Dollar Cost Averaging Account, if applicable, will be [6%]]. ***For Accumulator Select only*** [The GMDB interest rate applicable during the period selected for the Money Market Fund (12 Month) Dollar Cost Averaging Account, if applicable, will be [6%].] The GMDB is also adjusted for any subsequent Contributions, [Credits] and withdrawals as described under "Effects of Withdrawals" below.

Optional Re-set of [6%] Roll Up to Age [85] GMDB:

On or within 30 days following the [fifth] or later Contract Date Anniversary, you may elect to re-set your [6%] Roll Up to Age [85] GMDB to equal the Annuity Account Value on that Contract Date Anniversary. The [6%] Roll Up continues on your re-set GMDB. When you re-set your [6%] Roll Up to Age [85] GMDB, you may not reset the GMDB again until the 5th or later Contract Date Anniversary following the re-set. Reset is not permitted after the Contract Date Anniversary following the Owner's [75th] birthday.

When you reset your [6%] Roll Up to Age [85] GMDB, your [6%] Roll Up to Age [85] GMIB Benefit Base is automatically reset as described in your Guaranteed Minimum Income Benefit Rider.

III. Annual Ratchet to Age [85] GMDB

For the Annual Ratchet to Age [85] GMDB, on each Contract Date Anniversary up to the Contract Date Anniversary following the Owner's [85th] birthday, if the Annuity Account Value is greater than the current GMDB, the GMDB is reset to equal the Annuity Account Value. The GMDB is also adjusted for any subsequent Contributions, [Credits] and withdrawals as described under "Effects of Withdrawals" below.

IV. Effect of Withdrawals

Note to Regulator: There are three alternatives for adjusting the guaranteed minimum death benefit for withdrawals. They are referenced below as Option 1, 2 and 3. All adjustments are determined on a Contract Year basis. The one option we implement will be reflected in this rider as issued and will not change for an Owner once issued.

Option 1 (Dollar for Dollar Adjustment on [6]% of Withdrawals and Pro-rata thereafter for both GMDBs):

[The [6%] Roll Up to Age [85] GMDB and the Annual Ratchet to Age [85] GMDB will each be reduced by withdrawals. The reduction is determined separately for each GMDB. The reduction of the GMDB is on a dollar-for-dollar basis as long as the sum of your withdrawals in a Contract Year is [6%] or less of the GMDB as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the GMDB as of the beginning of the Contract Year, that entire withdrawal and any subsequent withdrawals in that Contract Year will cause a pro-rata reduction of the GMDB. (Because your Annual Ratchet to Age [85] GMDB may differ from your [6%] Roll Up to Age [85] GMDB, the same withdrawal may produce a pro-rata adjustment in one GMDB and not in the other GMDB.)]

Option 2 (for [6]% Roll Up GMDB only: Dollar for Dollar Adjustment on [6]% of Withdrawals, and Pro-rata thereafter; for Annual Ratchet GMDB only: Pro-rata adjustment)

[The [6%] Roll Up to Age [85] and the Annual Ratchet to Age [85] GMDB will each be reduced by withdrawals. The reduction is determined separately for each GMDB. The Annual Ratchet to Age [85] GMDB will be reduced pro-rata by all withdrawals. The reduction of the Roll Up to Age [85] GMDB is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year is [6%] or less of the GMDB as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the GMDB as of the beginning of the Contract Year, that entire withdrawal and any subsequent withdrawals in that Contract Year will cause a pro rata reduction of the Roll Up to Age [85] GMDB.]

Option 3 (Pro-rata Adjustment of Withdrawals for both GMDBs):

[The [6%] Roll Up to Age [85] GMDB and the Annual Ratchet to Age [85] GMDB will each be reduced pro-rata by withdrawals. The reduction is determined separately for each GMDB.]

A pro-rata reduction is determined as follows:
1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your GMDB immediately preceding the withdrawal. This is the amount of the pro-rata reduction. We will reduce your GMDB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.

V. The Cost Of This Rider

The charge for this benefit is shown in the Data Pages.

VI. Termination Provision Of This Rider

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Contract terminates, (ii) except as provided in the next sentence, the original Owner of the Contract has changed, (iii) Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner's death, , (iv) the Contract is continued under the Beneficiary Continuation Option, if applicable, or (v) the [Contract/Certificate is annuitized, including exercise of Guaranteed Minimum Income Benefit, if applicable. However, for a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant. (1)

AXA EQUITABLE LIFE INSURANCE COMPANY

Christopher M. Condron
Chairman and Chief Executive Officer

Karen Field Hazin
Senior Vice President, Secretary and
Associate General Counsel